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                           June 2, 2021

       Robert S. Wiesenthal
       Chief Executive Officer
       Blade Air Mobility, Inc.
       31 Hudson Yards, 11th Floor
       New York, NY 10001

                                                        Re: Blade Air Mobility,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 28, 2021
                                                            File No. 333-256640

       Dear Mr. Wiesenthal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Daniel L. Forman